UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                            ONHEALTH NETWORK COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    450707104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Garrett R. Van Wagoner
                      Van Wagoner Capital Management, Inc.
                        345 California Street, Suite 2450
                             San Francisco, CA 94104
                                 (415) 677-1147
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

--------------------------
CUSIP No. 450707104
--------------------------


================================================================================
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
        Van Wagoner Capital Management, Inc. - 94-3235240
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
           (See Instructions)                                        (b)|X|

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

   NUMBER OF         7      SOLE VOTING POWER

    SHARES                  -0-
                   -------------------------------------------------------------
  BENEFICIALLY       8      SHARED VOTING POWER

    OWNED BY                -0-
                   -------------------------------------------------------------
     EACH            9      SOLE DISPOSITIVE POWER

   REPORTING                10,327,600
                   -------------------------------------------------------------
    PERSON          10      SHARED DISPOSITIVE POWER

     WITH                   -0-
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,327,600

--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                     [ ]
        Not Applicable

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        42.8%1

--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See Instructions)
        IA

================================================================================

---------------------
1 Based upon an aggregate of 24,109,705 shares outstanding as of February 15, 2000.

                               Page 2 of 8 Pages

--------------------------
CUSIP No. 450707104
--------------------------


================================================================================
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Van Wagoner Funds, Inc. - 39-1836333, 39-1836332, 94-3256573,
        94-3256574, 94-3256424, 94-3286386

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
           (See Instructions)                                        (b)|X|

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Maryland

--------------------------------------------------------------------------------

   NUMBER OF         7      SOLE VOTING POWER

    SHARES                  9,823,650
                   -------------------------------------------------------------
  BENEFICIALLY       8      SHARED VOTING POWER

    OWNED BY                -0-
                   -------------------------------------------------------------
     EACH            9      SOLE DISPOSITIVE POWER

   REPORTING                -0-
                   -------------------------------------------------------------
    PERSON          10      SHARED DISPOSITIVE POWER

     WITH                   -0-
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,823,650
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                    [ ]
        Not Applicable

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.7%1

--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See Instructions)
        IV

================================================================================

---------------------
1 Based upon an aggregate of 24,109,705 shares outstanding as of February 15, 2000.

                               Page 3 of 8 Pages

--------------------------
CUSIP No. 450707104
--------------------------


Item 1.   Security and Issuer:
------    -------------------
          Title of Class of Securities:

                    Common Stock, $.01 par value (the "Securities")

          Address of Issuer's Principal Executive Offices:

                    OnHealth Network Company
                    808 Howell Street, Suite 400
                    Seattle, Washington  98101

Item 2.   Identity and Background:
------    -----------------------

          (a)       The persons filing this Schedule 13D are:

                    (i)       Van Wagoner Capital Management, Inc.
                    (ii)      Van Wagoner Funds, Inc.

          (b) The address for both Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. is:


                              345 California Street, Suite 2450
                              San Francisco, CA  94104

          (c) Van Wagoner Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                    Van Wagoner Funds, Inc., an investment company registered under the Investment Company Act of 1940. Van Wagoner Funds, Inc. has six portfolios, each with a separate I.R.S. identification number, Van Wagoner Capital Appreciation Fund, Van Wagoner Emerging Growth Fund, Van Wagoner Growth Fund, Van Wagoner Micro-Cap Fund, Van Wagoner Post-Venture Fund and Van Wagoner Technology Fund. Van Wagoner Capital Management, Inc. is the investment adviser to Van Wagoner Funds, Inc.

                    For information required by Item 2(a)-(c) pursuant to Instruction C to Schedule 13D with respect to the executive officers and directors of Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. (collectively the "Covered Persons") reference is hereby made to Exhibit 2 hereto and incorporated herein by reference.

          (d) During the past five years, none of Van Wagoner Capital Management, Inc. or Van Wagoner Funds, Inc., nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).


                               Page 4 of 8 Pages

--------------------------
CUSIP No. 450707104
--------------------------

          (e) During the past five years, none of Van Wagoner Capital Management, Inc. or Van Wagoner Funds, Inc., nor any of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f)       Van  Wagoner   Capital   Management,   Inc.  is  a  Delaware
                    corporation. Van Wagoner Funds, Inc. is a Maryland corporation. Each of the Covered Persons is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration:
------    -------------------------------------------------

          The source of funds for the purchases reported by Van Wagoner Capital Management, Inc. was funds of investment advisory clients of Van Wagoner Capital Management, Inc. The source of funds for the purchases of Van Wagoner Funds, Inc. was the assets of the Van Wagoner Funds.

Item 4.   Purpose of Transaction:
------    ----------------------

          The acquisitions made by Van Wagoner Capital Management, Inc. for and on behalf of its clients, including Van Wagoner Funds, Inc., were made for investment purposes and not for the purpose of acquiring control of OnHealth Network Company.

          Effective February 15, 2000, Van Wagoner Funds, Inc. entered into a Voting Agreement with Healtheon/WebMD Corporation and OnHealth Network Company. Pursuant to the terms of such Voting Agreement, Van Wagoner Funds, Inc. has agreed to, among other things: (i) vote all securities owned by Van Wagoner Funds, Inc. in favor of the merger of a subsidiary of Healtheon/WebMD Corporation into OnHealth Network Company pursuant to which shares of OnHealth Network Company will be converted into the right to receive shares of Healtheon/WebMD Corporation common stock and OnHealth Network Company will become a wholly owned subsidiary of Healtheon/WebMD Corporation; and (ii) refrain from transferring any securities owned by Van Wagoner Funds, Inc. without the prior written consent of Healtheon/WebMD Corporation.


                               Page 5 of 8 Pages

--------------------------
CUSIP No. 450707104
--------------------------


Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a) As of February 15, 2000, each of the persons named in Item 2 beneficially owned the aggregate number and percentage of the shares of Common Stock set forth below:

                                                                   Percentage of
                    Person                     Number of Shares    Common Stock
                    ------                    ----------------     ------------
          Van Wagoner Capital Management, Inc.    10,327,600(1)         42.8%
          Van Wagoner Funds, Inc.                  9,823,650(1)         40.7%
          Garrett R. Van Wagoner(2)                        0               0
          Larry P. Arnold(2)                          51,000(3)          0.2%(3)
          Robert S. Colman(2)                         45,000(3)          0.2%(3)
          Peter Kris(2)                                    0               0
          William X. Minor(2)                              0               0


          (b)  Number of shares as to which each person has:

               Van Wagoner Capital Management, Inc.
               -----------------------------------

               (i)  sole power to vote or to direct the vote: -0-

               (ii) shared power to vote or to direct the vote:-0-

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    10,327,600

               (iv) shared power to dispose or to direct the disposition of: -0-


               Van Wagoner Funds, Inc.
               ----------------------

               (i)  sole power to vote or to direct the vote: 9,823,650

               (ii) shared power to vote or to direct the vote:-0-

               (iii) sole power to dispose or to direct the disposition of: -0-

               (iv) shared power to dispose or to direct the disposition of: -0-


--------------------
1 Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. share beneficial ownership over the same 9,823,650 shares.

2    See Exhibit 2.

3 The shares owned by Larry P. Arnold and Robert S. Colman are not beneficially owned by Van Wagoner Funds, Inc. or Van Wagoner Capital Management, Inc.


                               Page 6 of 8 Pages

--------------------------
CUSIP No. 450707104
--------------------------


               Larry P. Arnold
               ---------------

               (i)  sole power to vote or to direct the vote: 51,000

               (ii) shared power to vote or to direct the vote:-0-

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    51,000

               (iv) shared power to dispose or to direct the disposition of: -0-


               Robert S. Colman
               ----------------

               (i)  sole power to vote or to direct the vote: 45,000

               (ii) shared power to vote or to direct the vote:-0-

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    45,000

               (iv) shared power to dispose or to direct the disposition of: -0-

          (c) A detailed description of transactions (all of which were open market transactions) in Securities by Van Wagoner Capital Management, Inc., Van Wagoner Funds, Inc., Larry P. Arnold and Robert S. Colman in the past sixty days, including prices, is set forth in Exhibit 3.

          (d)  Inapplicable.

          (e)  Inapplicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Other than the Voting Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.


Item 7.   Material to Be Filed as Exhibits.
------    --------------------------------

          Exhibit 1 - Agreement to file Schedule 13D jointly.

          Exhibit  2 -  Information  with  Respect  to  Executive  Officers  and
               Directors

          Exhibit 3 - Transactions Effected During the Past Sixty Days

          Exhibit 4 - Voting Agreement entered into as of February 15, 2000 between Healtheon/WebMD Corporation, Tech Acquisition Corporation, OnHealth Network Company and Van Wagoner Funds, Inc.


                               Page 7 of 8 Pages

--------------------------
CUSIP No. 450707104
--------------------------


                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 24, 2000


VAN WAGONER CAPITAL MANAGEMENT, INC.


By:  /s/ William X. Minor
     -------------------------------------
     William X. Minor, Chief Financial Officer


VAN WAGONER FUNDS, INC.


By:  /s/ Peter R. Kris
     -------------------------------------
     Peter R. Kris, Vice President




                               Page 8 of 8 Pages